September 13, 2017
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-09-17

QUATERRA ANNOUNCES TERMINATION OF FREEPORT NEVADA’S
MEMBERSHIP INTEREST OPTION AGREEMENT AT YERINGTON

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced that Freeport-McMoRan Nevada LLC (“Freeport Nevada”) has terminated an option to acquire an interest in the Company’s Yerington Copper Project in Nevada. As a result Quaterra now has regained full control over its 100% interest in these assets, allowing an evaluation of emerging opportunities especially in light of the recent increase in the price of copper.

In June 2014, Freeport Nevada entered into a membership interest option agreement (subsequently amended) with Quaterra and SPS granting it the right to earn an initial 55% interest in SPS after providing funds in three stages amounting to US$40.7 million. SPS holds Quaterra’s Yerington District assets.

Up to today’s announcement, Freeport Nevada has provided US$14.54 million in funding that has been used by SPS for exploration, land maintenance, environmental compliance, and G&A on the Yerington property. Exploration work done by SPS during this period has included drilling, geologic mapping and geophysics. The work has extended the large Bear copper porphyry system, discovered additional copper mineralization in, around and beneath the Yerington Pit, and explored for primary sulfide mineralization below the MacArthur oxide deposit. Several untested targets outside areas of known mineralization were also drilled.

“This work to advance the project has been undertaken without dilution to Quaterra shareholders or in the project itself,” says Quaterra Chairman and CEO Thomas Patton. “The Freeport Nevada agreement helped the company through a very difficult period in financial and resource markets. With Freeport Nevada’s exit, Quaterra once again has control over the Yerington Project.”

“With our 100%-ownership position, coupled with recent improvements in market conditions and a rising copper price, we can immediately begin to explore avenues with the potential to create value for shareholders,” he says.

In August this year, Quaterra and SPS announced the first results from the 2017 drill program at Yerington including one hole, YM-041A-17, that extended mineralization at least 800 feet below the existing sulfide resource in the Yerington pit (please see release dated August 2, 2017 on the Company website). The Company will be releasing additional results from this year’s drill program in the coming weeks. It will also be issuing results from the first holes drilled at the Groundhog project, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and three miles north of the large Pebble porphyry copper, gold and molybdenum project. Quaterra has an option to acquire a 90% interest in Groundhog.

Quaterra’s Yerington Copper Project is located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. It consists of the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; the Bear porphyry copper deposit; and several exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

Quaterra has been active in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and the Yerington pit, and a preliminary economic assessment at MacArthur.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies. It has an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

On behalf of the Board of Directors,
Thomas Patton, President & CEO
Quaterra Resources Inc.

For more information please contact:

Karen Robertson, Corporate Communications
778-898-0057

Thomas Patton, Chairman & CEO, Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO, Quaterra Resources Inc.
604-641-2780

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that near term opportunities exist to enhance value. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.